May 5, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: cc: cc:	H. Roger Schwall Paul Monsour Laura Nicholson

Re: Rome-Milan Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4
Filed April 20, 2015
File No. 333-202643

Dear Mr. Schwall:

Rome-Milan Holdings, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 filed on March 10, 2015 (File No. 333-202643) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated May 1, 2015 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement filed on April 20, 2015.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

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General

1.	We partially reissue prior comment 1. Unlike the Entergy Corporation (November 13, 1992) no-action letter to which you cite, your response does not specify the possible time that could elapse from the date of the shareholder meeting to the election deadline. Please provide us with a good faith estimate of the maximum time period that could elapse before all required approvals are obtained. Further, we note your conclusion that it would be unnecessary to re-disseminate the joint proxy statement/prospectus at a point in time after the special meeting but before the election deadline. This conclusion is inconsistent with the no-action letters to which you cite. Additionally, should you mail election forms after the shareholder meeting date, please confirm that such forms would be mailed with an accompanying joint proxy statement/prospectus. Please confirm your understanding and your intentions with respect to re-dissemination of the joint proxy statement/prospectus in the circumstances referenced above. We may have further comment.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s regulatory counsel estimates that all required regulatory approvals will be obtained by June 1, 2015. Therefore, the Company’s current expectation is that the election deadline will occur on the date immediately prior to the RockTenn special meeting, and the election by RockTenn shareholders will occur during the same period that such shareholders vote on the RockTenn merger proposal. The Company further estimates in good faith that the maximum time period that could elapse between the date of the special meetings and the election deadline is approximately three weeks. The Company hereby confirms that it intends to mail the election forms to RockTenn shareholders at the same time that it distributes copies of the joint proxy statement/prospectus, and that if it mails election forms after the date of the shareholder meetings, such forms will be mailed with an accompanying joint proxy statement/prospectus. Furthermore, as reflected in the no-action letters cited in the Company’s prior letter, in the event of a delay in the closing date of the combination, RockTenn shareholders will be provided updates to the joint proxy statement/prospectus as required under the Securities Act. The Company confirms its understanding and its intentions with respect to re-dissemination of the joint proxy statement/prospectus in the circumstances referred to in the Staff’s comment.

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Comparison of Rights of Holdings Stockholders, RockTenn Shareholders and MWV Stockholders, page 186

2.	We note your response to prior comment 5 and your analysis regarding the provisions in RockTenn’s governing documents that relate to RockTenn shareholders’ rights to call a special meeting and to amend certain bylaws by majority vote. These provisions appear to substantively affect shareholders’ rights and differ from the analogous provisions in Rome-Milan’s charter. The analogous provisions in Rome-Milan’s charter reflect terms of the transaction that were mutually agreed upon, which are embodied in the terms of the merger agreement, and are changes that could not have been made to the RockTenn charter without shareholder approval. Explain to us further why these provisions do not need to be unbundled pursuant to Rule 14a-4(a)(3) or unbundle the proposals. On this point, you analogize your transaction to a direct merger, but in a direct merger such as you describe, the plan or agreement of merger would provide that the charter of MWV would simply become the charter of Rome-Milan by operation of law, which suggests that there was no explicit agreement as to any specific terms of the Rome-Milan charter. In your case, the parties have established a new holding company to serve as their mutual parent, with a charter that has been specifically created in the first instance by agreement of the parties, even if modeled on the MWV charter.

The Company acknowledges the Staff’s comment and advises the Staff that RockTenn and MWV have agreed to revise Article VI of the Company’s amended and restated certificate of incorporation (the Company’s “Charter”) and Section 1.3 of the Company’s amended and restated bylaws (the Company’s “Bylaws”) to allow the holders of at least 50 percent of the voting power of the Company’s then-outstanding common stock to call a special meeting of the Company’s stockholders, subject to limitations comparable to those contained in RockTenn’s bylaws. Additionally, RockTenn and MWV have agreed to revise Article V of the Company’s Charter and Section 7.7 of the Company’s Bylaws to allow the Company’s stockholders to amend the Company’s Bylaws upon the affirmative vote of the majority of the shares present in person or represented by proxy at any annual or special meeting at which a quorum is present, subject to limitations comparable to those contained in RockTenn’s charter. These provisions mirror in all material respects the applicable provisions of RockTenn’s governing documents, thereby eliminating the rationale for giving RockTenn shareholders the right to vote separately on such provisions. In addition, while these provisions may be deemed to substantially affect the rights of MWV stockholders, the changes reflected in these provisions are favorable to such stockholders in the exercise of their future rights as stockholders of the Company. Therefore, the Company believes that no separate vote of MWV stockholders is required with respect to these provisions. The Company, RockTenn, MWV and the other parties to the combination agreement have agreed to amend the combination agreement to reflect the revisions to these provisions. Additionally, the Company has revised the applicable disclosure under “Comparison of Rights of Holdings Stockholders, RockTenn Shareholders and MWV Stockholders” on pages 189 and 192 of Amendment No. 2 to reflect such revised provisions. The Company’s revised Charter and Bylaws are included as Annex G and Annex H, respectively, to the joint proxy statement/prospectus forming a part of Amendment No. 2.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 474-1802 or Richard Hall at (212) 474-1293.

Very truly yours,

/s/ Andrew R. Thompson
Andrew R. Thompson

cc:	Robert B. McIntosh, Rock-Tenn Company Wendell L. Willkie, II, MeadWestvaco Corporation Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz
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